Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-148771

MDRNA, INC.

Prospectus Supplement dated January 14, 2010

to the Prospectus dated February 4, 2008

The Plan of Distribution section contained in the Prospectus Supplement dated January 14, 2010 to the Registration Statement on Form S-3 (No. 333-148771) filed with the Securities and Exchange Commission on January 22, 2008 is amended as set forth below to clarify the number of securities of MDRNA, Inc. owned by Iroquois Master Fund, Ltd.

PLAN OF DISTRIBUTION

We are offering the units on a commercially reasonable efforts basis through Canaccord Adams Inc., the placement agent. Canaccord Adams Inc. has agreed to act as the placement agent, subject to the terms and conditions contained in a Placement Agency Agreement dated as of January 13, 2010 between us and Canaccord Adams Inc., for the sale of the common shares and warrants to be issued in this offering. The placement agent is not purchasing or selling any securities under this prospectus supplement or the accompanying prospectus, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of securities.

We will pay the placement agent an aggregate placement agent fee equal to $385,000, plus the reimbursement of expenses (including legal fees). In no event will the total amount of compensation paid to the placement agent upon completion of this offering exceed 8% of the gross proceeds of the offering. The estimated offering expenses payable by us, in addition to the placement agent’s fee of $385,000, are approximately $110,000, which includes our legal and accounting costs, the placement agent’s expenses (including legal fees) and various other fees associated with registering and listing the common shares. After deducting certain fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $5,005,000.

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

We have agreed not to, and not to allow any of our subsidiaries to, enter into any agreement to issue or announce the issuance or proposed issuance of any common stock or common stock equivalents for the period beginning on the closing date of the offering and ending 30 days thereafter with such 30 day period being extended in certain circumstances. We have also granted to certain of the purchasers in this offering the right to participate in up to 50% of certain financings effected by us or any of our subsidiaries during the one-year period beginning on April 26, 2010.

The placement agency agreement with the placement agent is included as an exhibit to our Current Report on Form 8-K that we have filed with the SEC in connection with this offering.

The transfer agent for our common shares to be issued in this offering is American Stock Transfer & Trust Company. Our common shares are traded on The NASDAQ Global Market under the symbol “MRNA.”

Iroquois may also be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, and any profits on the sales of our securities by Iroquois and any discounts, commissions or concessions received by Iroquois may be deemed to be underwriting discounts and commissions under the Securities Act. We will not receive any of the proceeds from the sale by Iroquois of the securities.

Iroquois may use broker-dealers or agents to effectuate sales of the securities that it purchases from us, or sell such securities directly. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices and by any other method permitted pursuant to applicable law. Each such broker-dealer or agent may be deemed an underwriter within the meaning of Section 2(a)(11) of the Securities Act. If the securities are sold through broker-dealers, Iroquois will be responsible for applicable discounts or commissions. Iroquois also will pay other expenses associated with the sale of our securities it acquires pursuant to the securities purchase agreement. There is no current arrangement between Canaccord Adams Inc. and Iroquois with respect to the resale by Iroquois of any of the securities described herein.

As underwriters, Iroquois and any broker-dealer or agent acting on its behalf would be subject to liability under the federal securities laws and would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, including without limitation, Rule 10b-5 and, to the extent applicable, Regulation M under the Securities Exchange Act of 1934, as amended. These rules and regulations may limit the timing of sales of our securities by Iroquois or any broker-dealer or agent. Under these rules and regulations, Iroquois and any broker-dealer or agent acting on its behalf:

•	May not engage in any stabilization activity in connection with our securities;

•	Must furnish each broker which offers securities covered by this prospectus with the number of copies of this prospectus and any prospectus supplement that are required by each broker; and

•

May not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

We have agreed to indemnify and hold harmless Iroquois and its directors, officers, shareholders, members, partners, employees and agents, each person who controls Iroquois and the directors, officers, shareholders, agents, members, partners or employees of each such controlling person against certain liabilities, including liabilities under the Securities Act. We have agreed to pay $25,000 of Iroquois’ attorneys’ fees and other costs and expenses incurred by Iroquois or its affiliates in connection with the transaction contemplated by the securities purchase agreement with Iroquois (including, without limitation, the documentation and implementation of the transactions contemplated thereby).

Prior to the offering by the Company to Iroquois described herein, Iroquois Capital Management L.L.C. (“Iroquois Capital”) may be deemed to beneficially own 2,143,212 shares of Common Stock, all of which are issuable upon exercise of warrants (the “Warrants”) held by Iroquois, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 40,806,941 shares of Common Stock issued and outstanding on January 12, 2010, plus (2) 2,143,212 shares of Common Stock issuable upon exercise of the Warrants. Immediately after execution of the securities purchase agreement with the Company, Iroquois Capital may be deemed to beneficially own 4,483,781 shares of Common Stock, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.9% of the Common Stock, based on (1) 40,806,941 shares of Common Stock issued and outstanding on January 12, 2010, plus (2) 3,671,971 shares of Common Stock to be issued at the closing of such offering to Iroquois plus (3) 811,810 shares of Common Stock issuable upon exercise of a warrant to be issued to Iroquois pursuant hereto at the closing of such offering. The foregoing excludes (I) 4,502,918 shares of Common Stock issuable upon exercise of the Warrants because each of the Warrants contain a blocker provision under which the holder thereof does not have the right to exercise each of the Warrants to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% of the Common Stock; and (II) 1,574,971 shares of Common Stock issuable upon exercise of a warrant to be issued to Iroquois pursuant hereto at the closing of such offering because such warrant contains a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.9% of the Common Stock. Without such blocker provisions, Iroquois Capital may be deemed to beneficially own 10,561,670 shares of Common Stock. Each of Joshua Silverman and Richard Abbe may be deemed to have voting control and investment discretion over securities held by Iroquois. As a result of the foregoing, each of Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of Common Stock owned by Iroquois Capital.

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